                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


(Mark One)


/x/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

         For the fiscal year ended December 31, 2001


                                       or

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                  For the transition period from _____ to _____

                        Commission file number 000-23157

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  A. C. MOORE ARTS & CRAFTS, INC. 401(K) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         A. C. MOORE ARTS & CRAFTS, INC.
                              500 University Court
                               Blackwood, NJ 08012

                   A. C. MOORE ARTS & CRAFTS, INC. 401(K) PLAN

In 1999, A. C. Moore Arts & Crafts, Inc. (the "Employer" or the "Company") established the A. C. Moore Arts & Crafts, Inc. 401(k) Plan (the "Plan"). The name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office is A. C. Moore Arts & Craft, Inc., 500 University Court, Blackwood, NJ 08012.

Contributions Under the Plan. Employees may elect to contribute up to 20 percent of their annual compensation, not to exceed $10,500 for 2001. The Company made a matching contribution of 25 percent of the first 6 percent of the employee compensation contributed as an elective deferral subject to a maximum of $1,500 for 2001.

Administration of the Plan. An officer of the Company at its principal executive office administers the Plan. Certain administrative functions may be delegated to employees of the Company. Officers and employees do not receive compensation from the Plan.

Custodian of Investments. The assets of the Plan are held in trust and managed by the Plan's trustee. During 2001, the Plan changed trustees from Merrill Lynch Trust Services to Frontier Trust Company. Effective November 15, 2000, BISYS Plan Services began providing record keeping services for the Plan's trustee.

Reports to Participating Employees: Each participant in the Plan receives quarterly statements of their accounts each plan year.

                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the administrator has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.


                                A.C. MOORE ARTS & CRAFTS, INC. 401(K) PLAN

Date: June 27, 2002             By:    /s/ LESLIE H. GORDON
                                    ----------------------------------------
                                    Leslie H. Gordon
                                    Administrator

                         CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8) and related Prospectus pertaining to A. C. Moore Arts & Crafts, Inc. 401(k) Plan of our report dated June 3, 2002, with respect to the financial statements and supplementary schedules of the A. C. Moore Arts & Crafts, Inc. 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.


                                      /s/ STOCKTON BATES, LLP
                                    --------------------------------
                                        Stockton Bates, LLP


Philadelphia, Pennsylvania
June 3, 2002

                                   A.C. MOORE
                              ARTS & CRAFTS, INC.
                                  401(k) PLAN


                              Financial Statements


                               December 31, 2001

A.C. Moore Arts & Crafts, Inc.
401(k) Plan
December 31, 2001


                                    CONTENTS



                                                                      Page
                                                                      ----

Independent Auditors' Report                                           1


Financial Statements:

   Statement of Net Assets Available for Benefits
      as of December 31, 2001 and 2000                                 2

   Statement of Changes in Net Assets Available for Benefits
      for the Year Ended December 31, 2001                             3

   Notes to Financial Statements                                     4 - 8


Supplementary Information:

   Schedule of Assets Held for Investment Purposes
      as of December 31, 2001                                          9

   Schedule of Non-Exempt Transactions
      as of December 31, 2001                                          10

                          INDEPENDENT AUDITORS' REPORT




 To the Trustees
 A.C. Moore Arts & Crafts, Inc.
 401(k) Plan
 Blackwood, New Jersey


         We were engaged to audit the financial statements and supplemental schedules of the A.C. Moore Arts & Crafts, Inc. 401(k) Plan (the "Plan") as of December 31, 2001 and 2000, and for the years then ended as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and supplemental schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements and supplemental schedules referred to above present fairly, in all material respects, the net assets available for benefits of the A.C. Moore Arts & Crafts, Inc. 401(k) Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.


                                             /s/ Stockton Bates, LLP
                                           Certified Public Accountants

Philadelphia, Pennsylvania

June 3, 2002

A.C. Moore Arts & Crafts, Inc.
401(k) Plan

                 Statement Of Net Assets Available For Benefits



December 31:                                      2001              2000
-------------------------------------------------------------------------------

ASSETS:

   Cash                                       $      1,483      $       2,003
-------------------------------------------------------------------------------


   Investments, at fair value:

      Corporate stocks - common                  2,043,514            390,707
      Common/collective trusts                     508,714            321,032
      Registered investment companies            2,443,226          1,608,882
      Participant loans                             94,427             45,121
-------------------------------------------------------------------------------

               Total investments                 5,089,881          2,365,742


   Receivables:

      Accrued income receivable                       -                 1,018
      Employer contributions                        14,935             10,511
      Employees' contributions                      84,801             66,821
-------------------------------------------------------------------------------

                                                    99,736             78,350
-------------------------------------------------------------------------------

               Total assets                      5,191,100          2,446,095



LIABILITIES                                           -                   -
-------------------------------------------------------------------------------


NET ASSETS AVAILABLE FOR BENEFITS               $5,191,100         $2,446,095
===============================================================================





                             See Accompanying Notes

A.C. Moore Arts & Crafts, Inc.
401(k) Plan

            Statement Of Changes In Net Assets Available For Benefits



Year Ended December 31, 2001:
-------------------------------------------------------------------------------

ADDITIONS:

   Additions to net assets attributable to:

      Investment income:
         Net appreciation in fair value
         of investments (See Note 4)                                 $1,141,184
-------------------------------------------------------------------------------
         Interest and dividends                                          97,794
-------------------------------------------------------------------------------

                                                                      1,238,978

      Contributions:
         Employer                                                       209,713
-------------------------------------------------------------------------------
         Participants                                                 1,430,296
-------------------------------------------------------------------------------

                                                                      1,640,009
-------------------------------------------------------------------------------

               Total additions                                        2,878,987


DEDUCTIONS:

   Deductions from net assets attributed to:
-------------------------------------------------------------------------------

      Benefits paid to participants                                     132,732
      Administrative expenses                                             1,250

               Total deductions                                         133,982
-------------------------------------------------------------------------------

               Net increase                                           2,745,005


NET ASSETS AVAILABLE FOR BENEFITS:

   Beginning of year                                                  2,446,095
-------------------------------------------------------------------------------


   End of year                                                       $5,191,100
===============================================================================



                             See Accompanying Notes

A.C. Moore Arts & Crafts, Inc.
401(k) Plan

                          Notes To Financial Statements
                                December 31, 2001


 1.     DESCRIPTION OF PLAN:

         The following description of the A.C. Moore Arts & Crafts, Inc. 401(k) Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         The A.C. Moore Arts & Crafts, Inc. 401(k) Plan (the Plan) was established in 1999 by A.C. Moore Arts & Crafts, Inc. (the Company) to provide for retirement income and financial protection in the event of death or retirement of covered employees and to provide for the financial protection and compensation of employees in the event of permanent disability. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Substantially all administrative expenses are paid directly by the Company.

         For the period January 1, 2000 to August 31, 2000, all employees of the employer and participating affiliates who are at least 21 years of age and have completed one year of service of at least 1,000 hours were eligible to participate in this Plan, except non-resident aliens, and employees who are members of a union who bargained separately for retirement benefits during negotiations. Effective September 1, 2000, the Plan was amended whereby employees are eligible to participate upon attaining 21 years of age and completing 1/4 year of service (not subject to any minimum hours requirement). Employees will become a participant in the Plan on the entry date coincident with or next following the date they meet the participation requirements. The entry dates for the Plan are the first day of each month.

         Employees may elect to contribute up to 20 percent of their annual compensation, not to exceed $10,500 for 2001. The Company made a matching contribution of 25 percent of the first 6 percent of the employee compensation contributed as an elective deferral subject to a maximum of $1,500 for 2001.

         Each participant's account is credited with the participant's and employer's contribution and related plan earnings, transfer contributions and rollovers. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

         Effective December 1, 2000, BISYS Plan Services began providing record keeping services for the Plan's Trustee. During 2001, the Plan changed trustees from Merrill Lynch Trust Service to Frontier Trust Company, FSB. The employees' and employer's contributions were deposited in a fund held by the Trustee during the year.

         Participants may direct the investment of their account balances among alternative investment funds provided under the Plan.

         Participants are immediately vested in their voluntary contributions and any transfers or rollover plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant is 100 percent vested after 3 years of credited service.

         On termination of service, the normal form of payment to a participant is a lump sum. An optional form of payment is installments payable in cash or in kind, or part cash and part in kind over a period not to exceed the participant's expected lifetime, or the joint future lifetime of the participant and spouse.

A.C. Moore Arts & Crafts, Inc.
401(k) Plan

                         Notes To Financial Statements
                               December 31, 2001


 2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

        Basis of Accounting:

         The accompanying financial statements have been prepared on the accrual basis of accounting.

         Valuation of Investments:

         The Plan's investments at December 31, 2001 consist of shares in pooled investment funds and common stock of A.C. Moore Arts & Crafts, Inc. (plan sponsor) held and managed by Frontier Trust Company, FSB. Security transactions in these funds and common stock are recorded on a trade date basis. The value of the funds and common stock fluctuate to reflect the fair market values of the securities held in these funds.

         Use of Estimates:

         Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from those estimates.

         Forfeitures:

         Employer contributions for the years ended December 31, 2001 and 2000 were reduced by $15,451 and $3,965, respectively, from forfeited nonvested accounts. At December 31, 2001 forfeited nonvested accounts totaled $8,716.

         Loans:

         Loans are available to all participants in the Plan on a uniform and nondiscriminatory basis. Loans must bear a reasonable rate of interest and be adequately secured. A participant may borrow any amount up to 50% of their vested account balance, subject to a maximum of $50,000 minus their highest outstanding loan amount during the prior twelve months. Repayment of a loan must be made at least quarterly, on an after-tax basis, in level payments of principal and interest, and repaid within five years, except for the purchase of a primary residence.


3. TAX STATUS:

         The Plan has not yet received a determination letter. However, the plan's administrator and advisors believe that the plan and trust are currently designed and are operating in compliance with the Internal Revenue Code. Therefore, they believe that the plan was qualified and the related trust was tax exempt as of the financial statement date.

A.C. Moore Arts & Crafts, Inc.
401(k) Plan

                          Notes To Financial Statements
                                December 31, 2001


4. INVESTMENTS:

Common Stock:

December 31, 2001:
---------------------------------------------------------------------------------------------------
                                                        Number
                                                       of Shares                           Market
                                                       or Units            Cost             Value
---------------------------------------------------------------------------------------------------

A.C. Moore Arts & Crafts, Inc.                          69,271.7          $659,019       $2,043,514*
---------------------------------------------------------------------------------------------------

                                                                          $659,019       $2,043,514
===================================================================================================

December 31, 2000:
---------------------------------------------------------------------------------------------------
                                                        Number
                                                       of Shares                            Market
                                                       or Units            Cost              Value
---------------------------------------------------------------------------------------------------

A.C. Moore Arts & Crafts, Inc.                          47,722.8          $300,120         $390,707*
---------------------------------------------------------------------------------------------------

                                                                          $300,120         $390,707
===================================================================================================

Common/Collective Trusts:

December 31, 2001:
---------------------------------------------------------------------------------------------------
                                                       Number
                                                      of Shares                              Market
                                                      or Units             Cost               Value
---------------------------------------------------------------------------------------------------

ML Ret Preservation Trust                              508,713.8          $508,714         $508,714*
---------------------------------------------------------------------------------------------------

                                                                          $508,714         $508,714
===================================================================================================

December 31, 2000:
---------------------------------------------------------------------------------------------------
                                                        Number
                                                       of Shares                            Market
                                                       or Units             Cost             Value
---------------------------------------------------------------------------------------------------

ML Ret Preservation Trust                              321,031.7          $321,032         $321,032*
---------------------------------------------------------------------------------------------------

                                                                          $321,032         $321,032
===================================================================================================

A.C. Moore Arts & Crafts, Inc.
401(k) Plan

                          Notes To Financial Statements
                                December 31, 2001


 4.    INVESTMENTS:  (Continued)

Registered Investment Companies:

December 31, 2001:
----------------------------------------------------------------------------------------------------
                                                        Number
                                                       of Shares                            Market
                                                        or Units          Cost              Value
----------------------------------------------------------------------------------------------------
ML Int'l Equity Fund Class D                            16,804.0       $   160,162      $   135,776
Mass Investors Growth Stock Fund                        49,664.0           818,556          640,169*
ML Basic Value Fund Class D                             16,226.1           550,653          473,641*
ML Core Bond Fund Inter Term Class D                    33,288.6           371,809          375,829*
ML S&P 500 Index Fund Class A                           15,375.5           244,039          216,488
PIMCO Innovation Fund Class A                            3,369.5            98,359           76,184
State Street Aurora Fund                                16,233.1           407,280          525,139*
----------------------------------------------------------------------------------------------------

                                                                        $2,650,858       $2,443,226
====================================================================================================

December 31, 2000:
---------------------------------------------------------------------------------------------------
                                                         Number
                                                        of Shares                          Market
                                                         or Units         Cost              Value
---------------------------------------------------------------------------------------------------
ML Int'l Equity Fund Class D                             9,574.9       $   100,820      $    94,600
Mass Investors Growth Stock Fund                        29,714.4           565,292          509,305*
ML Basic Value Fund Class D                              9,067.8           336,691          296,699*
ML Core Bond Fund Inter Term Class D                    21,034.0           232,817          234,530*
ML S&P 500 Index Fund Class A                            9,694.1           164,954          156,850*
PIMCO Innovation Fund Class A                              362.1            23,261           14,908
State Street Aurora Fund                                10,812.4           235,319          301,990*
----------------------------------------------------------------------------------------------------

                                                                        $1,659,154       $1,608,882
===================================================================================================

*Investments that represent 5% or more of fair value of the Plan assets.

         During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,141,184 as follows:


     -----------------------------------------------------------
     Registered investment companies                ($   183,353)
     Common stock                                      1,324,537
     -----------------------------------------------------------
                                                      $1,141,184
     ===========================================================

A.C. Moore Arts & Crafts, Inc.
401(k) Plan

                          Notes To Financial Statements
                                December 31, 2001


5. PLAN TERMINATION:

         Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100 percent vested in their accounts.


6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

         A reconciliation of net assets available for benefits as reported on the financial statements to that reported on the Form 5500 follows:

December 31:                                        2001              2000
-------------------------------------------------------------------------------

   Net assets available for benefits
      per the financial statements               $5,191,100         $2,446,095

   Receivable employer contributions                (14,935)           (10,511)

   Receivable employees' contributions              (84,801)           (66,821)
-------------------------------------------------------------------------------

       NET ASSETS AVAILABLE FOR BENEFITS,
          PER FORM 5500                          $5,091,364         $2,368,763
===============================================================================

         A reconciliation of net increase in net assets available for benefits as reported on the financial statements to that reported on Form 5500 follows:

Year Ended December 31, 2001:
-------------------------------------------------------------------------------

Net increase in net assets available for
   benefits per the financial statements                         $2,745,005

Difference in employer contributions                                 (4,424)

Difference in employees' contributions                              (17,980)
-------------------------------------------------------------------------------

    NET INCREASE IN NET ASSETS AVAILABLE
          FOR BENEFITS, PER FORM 5500                            $2,722,601
===============================================================================

         The above differences are attributable to the financial statements being reported on the accrual basis of accounting, while certain items on Form 5500 are being reported on the cash basis, namely contributions. In addition, unrealized appreciation (depreciation) and dividend income are combined for Form 5500 reporting purposes.

                            SUPPLEMENTARY INFORMATION

   A.C. Moore Arts & Crafts, Inc. 401(k) Plan                            Page 9

                      Schedule of Assets Held for Investment Purposes
                               December 31, 2001
                                 EI #22-3527763
                                Plan Number 001
                Attached to form 5500, Schedule H, Part IV, (i)


(a)                   (b & c)                                                (d)                     (e)

    Share
    Units     Investment Category                                 Price        Cost/Book Value      Market Value
    -------   -------------------                                 -----        ---------------      ------------
              CASH EQUIVALENTS

      2,958.4 GM ML Retirement Preservation Trust                  1.0000              2,959                  2,959
    505,755.4 ML Retirement Preservation Trust                     1.0000            505,755                505,755
      1,483.0 Contribution Account                                 1.0000              1,483                  1,483
                                                                                ------------------------------------
              TOTAL CASH EQUIVALENTS                                                 510,197                510,197
                                                                                ====================================

              BOND FUND

        557.0 GM ML Bond Fd Intermediate Term Portfolio D         11.2900              6,216                  6,289
     32,731.6 ML Bond Fd Intermediate Term Portfolio D            11.2900            365,593                369,540
                                                                                ------------------------------------
              TOTAL BOND FUND                                                        371,809                375,829
                                                                                ====================================

              EQUITY FUND

        186.2 GM ML Basic Value Fund Cl A                         29.1900              6,075                  5,436
        187.1 GM State Street Research Aurora Fund A              32.3500              5,398                  6,051
     16,039.9 ML Basic Value Fund Cl D                            29.1900            544,578                468,205
     16,046.0 State Street Research Aurora Fund A                 32.3500            401,882                519,088
                                                                                ------------------------------------
              TOTAL EQUITY FUND                                                      957,933                998,780
                                                                                ====================================

              GROWTH FUND

          5.4 GM ML S&P 500 Index Fund Cl A                       14.0800                 76                     75
        271.9 GM ML International Equity Fund D                    8.0800              2,518                  2,197
        488.9 GM Massachusetts Investors Growth A                 12.8900              7,611                  6,302
     15,370.2 ML S&P 500 Index Fund Cl A                          14.0800            243,963                216,413
     16,532.1 ML International Equity Fund D                       8.0800            157,644                133,579
     49,175.1 Massachusetts Investors Growth A                    12.8900            810,945                633,867
      3,369.5 PIMCO Innovation Fund A                             22.6100             98,359                 76,184
                                                                                ------------------------------------
              TOTAL GROWTH FUND                                                    1,321,116              1,068,617
                                                                                ====================================

(*)           QUALIFIED EMPLOYER SECURITIES

     69,271.7 A.C. Moore Arts & Craft Stock                       29.5000            659,019              2,043,514

                                                                                 ------------------------------------
          (*) TOTAL QUALIFIED EMPLOYER SECURITIES                                    659,019              2,043,514
                                                                                ====================================

                        OTHER

     94,426.9  Loans                                                                                         94,427
               Low to high interest rate
               6.5% - 10.5%
               Maturity date - December, 2006

                                                                                ------------------------------------
                        TOTAL OTHER                                                                          94,427
                                                                                ====================================


                                                                                ------------------------------------
                        TOTAL ASSETS                                               3,820,074              5,091,364
                                                                                ====================================

A.C. Moore Arts & Crafts, Inc. 401(k) Plan                             Page 10

                       Schedule of Non-Exempt Transactions
                                December 31, 2001
                                 EI #22-3527763
                                 Plan Number 001



                               Relationship to Plan,
    Identity of                  Employer or Other
  Party Involved                  Party-In-Interest     Description of Transactions
----------------------------------------------------------------------------------------

A.C. Moore Arts & Crafts, Inc.         Plan Sponsor     Contributions of $100,662 for the
                                                        payroll period ended March 15,
                                                        2001 were deposited May 8, 2001

A.C. Moore Arts & Crafts, Inc.         Plan Sponsor     Contributions of $4,366 for the
                                                        payroll period ended March 15,
                                                        2001 were deposited July 27, 2001

A.C. Moore Arts & Crafts, Inc.         Plan Sponsor     Contributions of $24,640 for the
                                                        payroll period ended November
                                                        18, 2001 were deposited
                                                        December 26, 2001


A.C. Moore Arts & Crafts, Inc.         Plan Sponsor     Contributions of $24,415 for the
                                                        payroll period ended November
                                                        25, 2001 were deposited
                                                        December 27, 2001
